SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                FOR THE MONTH OF
                                    JULY 2001

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                 (translation of registrant's name into English)


                              C/O LANDHUIS JOONCHI
                           KAYA RICHARD J. BEAUJON Z/N
                                  P.O. BOX 837
                                   WILLEMSTAD
                          CURACAO, NETHERLANDS ANTILLES
                                (599) (9) 7366277
                    (address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                            Form 20-F X    Form 40-F
                                     ---            ---


     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

                                  Yes      No  X
                                      ---     ---

[Logo Omitted]

                                            FOR ADDITIONAL INFORMATION
                                                   Itzick Sharir

                                                   Chief Executive Officer

                                                   Sapiens International
                                                   Tel:   +1-877-554-2426
                                                          +972-8-938-2905
                                                   E-mail: itzick.s@sapiens.com
                                                           --------------------


                    SAPIENS INTERNATIONAL ANNOUNCES CONTINUED
                            IMPROVEMENT IN Q2 RESULTS

    TURNAROUND PLAN ON TRACK AS COMPANY REPORTS GROWTH IN REVENUES AND PROFIT
             MARGINS, COUPLED WITH SHARP DECLINE IN CASH BURN RATE

Research Triangle Park, N.C.--July 30, 2001--Sapiens International Corporation N.V. (NASDAQ: SPNS), a global provider of enterprise-wide solutions for business-critical software applications, today announced its unaudited results of operations for the second quarter ended June 30, 2001.

The Company reported continued improvement in its key financial indicators. Revenues in the second quarter of 2001 totaled $15.8 million, representing an increase of 12% over revenues of $14.1 million in the first quarter, and compared with $22.7 million in the second quarter of last year. The Company also reported an improvement in its revenue mix, project delivery and resource utilization, which contributed to an increase in the gross profit margin, from 19% in the first quarter of 2001 to 29.6% in the second quarter, compared with 48.1% in the second quarter of last year.

Operating losses for Q2 2001 decreased to $4.7 million, a reduction of 44% from operating losses of $8.4 million in the first quarter this year, and compared with losses of $1.5 million in the second quarter of 2000. Net loss for the quarter totaled $5.8 million, compared with net losses of $9.8 in the first quarter of 2001 and net losses of $1.2 million in the second quarter of 2000.

               SEQUENTIAL IMPROVEMENT IN KEY FINANCIAL INDICATORS
--------------------------------------------------------------------------------
                            Q2 2001              Q1 2001              Q4 2000
--------------------------------------------------------------------------------
Revenues ($M)                 15.8                 14.1                 11.6
--------------------------------------------------------------------------------
Gross profit margin          29.6%                 19%                 (27%)
--------------------------------------------------------------------------------
Operating losses ($M)         4.7                  8.4                  24.8
--------------------------------------------------------------------------------
Net losses ($M)               5.8                  9.8                  27.7
--------------------------------------------------------------------------------


Itzick Sharir, President and Chief Executive Officer of Sapiens, commented: "The second quarter was a critical quarter for us to validate and execute an aggressive recovery plan that remains targeted on achieving profitability by the fourth quarter of this year. Our results this quarter demonstrate that we have made significant progress toward our objectives, which were achieved despite continued weakness in the global economy in general and the software industry in particular. The most telling sign of our improvement this quarter is the


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                                                                          PAGE 2

sharp decline in our cash burn rate to less than $1 million, which far exceeded our expectations.

"In terms of business highlights, we signed several significant deals, mainly in the US and UK. Most of these projects are based on our core eMerge solution, the foundation for the Company's post Y2K and euro era, including a key development project in the financial services market in the UK. The strengthening of order entry and pipeline in our US operation is particularly encouraging. The increase in sales of eMerge-based solutions had a positive impact on the Company's revenue mix and profit margins, as the ratio of product vs. other services increased to 47.5% in Q2 of 2001 compared with 35% of revenues in Q1.

"Looking ahead on the turnaround plan, we are working to strengthen pipeline and order entry and we will continue to concentrate our efforts on accelerating quality project delivery in order to increase profit margins and resource utilization, while maintaining high level customer satisfaction. We will continue to monitor and reduce, wherever possible, our costs and expenses. There is still a lot of work to be done and uncertainties ahead, but we took a critical step in the right direction and will continue to execute on the aggressive plan that we have set for ourselves in the quarters ahead."

ABOUT SAPIENS

Sapiens International (NASDAQ: SPNS) is a global provider of enterprise-wide solutions for business-critical software applications. Sapiens' strategic solutions integrate its proven rapid application development (RAD) methodology, efficient rule-based object technology, and extensive consulting expertise. Applying proven technologies, including its core eMerge(TM) offering, Sapiens ensures a rapid return-on-investment and fast time-to-market. In addition, the Company provides its customers in the insurance/finance and supply chain markets with field-tested, reusable, business components, to expedite deployment of certain applications, as well as dedicated practice groups, which provide business domain expertise.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as IBM. The Company's installed base of customers includes 3M, AXA Insurance, Argos, Honda, IBM, Liverpool Victoria Insurance, Panasonic UK, Principal Financial, Prudential, Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.
                                                     -----------------------

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.


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                                                                          PAGE 3

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                   Condensed Consolidated Statements of Income
              (U.S. Dollars in thousands, except per share amounts)

                                                         For the three months ended        For the six months ended
                                                       -----------------------------    ---------------------------
                                                         6/30/2001        6/30/2000       6/30/2001      6/30/2000
                                                       ------------      -----------    ------------   ------------
                                                       (Unaudited)       (Unaudited)     (Unaudited)    (Unaudited)
REVENUES
Products                                                    $ 7,546         $ 14,506         $ 12,450       $ 25,646
Consulting and other services                                 8,285            8,199           17,465         18,481
                                                       ------------      -----------     ------------    -----------
Total revenues                                               15,831           22,705           29,915         44,127
                                                       ------------      -----------     ------------    -----------

COST OF REVENUES
Products                                                      5,689            5,607           10,708         10,147
Consulting and other services                                 5,452            6,184           11,827         13,316
                                                       ------------      -----------     ------------    -----------
Total cost of revenues                                       11,141           11,791           22,535         23,463
                                                       ------------      -----------     ------------    -----------

GROSS PROFIT                                                  4,690           10,914            7,380         20,664

EXPENSES
Research and development, net                                 1,335            2,168            2,798          4,394
Selling, general and administrative                           7,744            9,928           16,922         19,559
Amortization of goodwill                                        280              772              272            546
                                                       ------------      -----------     ------------    -----------

OPERATING INCOME/(LOSS)                                      (4,669)          (1,454)         (13,112)        (3,835)

Financial income/(expenses), net                               (815)          (2,118)             120           (222)
Other income/(expenses), net (b)                               (341)            (380)             131            625
                                                       ------------      -----------     ------------    -----------

NET INCOME/(LOSS)                                           $(5,825)         $(1,203)        $(15,610)       $(3,432)
                                                       ============      ===========     ============    ===========

Preferred stock dividend

                                                                  -              (26)               -            (90)
                                                       ------------      ------------    ------------    -----------

Net income/(loss) to common shareholders                    $(5,825)         $(1,229)        $(15,610)       $(3,522)
                                                       ============      ===========     ============    ===========

Basic earnings/(loss) per share                             $ (0.24)         $ (0.05)         $ (0.66)       $ (0.16)
                                                       ============      ===========     ============    ===========
Diluted earnings/(loss) per share (c)                       $ (0.24)         $ (0.05)         $ (0.66)       $ (0.16)
                                                       ============      ===========     ============    ===========

Weighted average shares used to compute:
Basic earnings/(loss) per share                              24,453           22,536           23,728         22,226
Diluted earnings/(loss) per share (c)                        24,453           22,536           23,728         22,226

Note   a: Certain prior year's amounts have been reclassified to conform with current year presentation.
       b: Includes other expenses, taxes and minority interest c: Due to the net loss in 2001 and 2000 the inclusion of dilutive securities would be antidilutive.

                            SAPIENS INTERNATIONAL CORPORATION N.V.
                            Condensed Consolidated Balance Sheets
                                 (U.S. Dollars in thousands)



                                                   6/30/2001        12/31/2000
                                                  ----------        -----------
                                                  (Unaudited)        (Audited)

ASSETS

       Cash                                         $ 12,415            $17,038
       Short-term investments                          2,872              2,637
                                                  ----------        -----------
                                                      15,052             19,910
       Trade receivables                              22,414             31,663
       Other current assets                            7,713              7,459
                                                  ----------        -----------
       TOTAL CURRENT ASSETS                           44,925             59,286
                                                  ----------        -----------


       Property and equipment, net                     6,707              5,002
       Other assets                                   24,430             26,407
                                                  ----------        -----------
TOTAL ASSETS                                        $ 74,357            $92,400
                                                  ==========        ===========


LIABILITIES AND SHAREHOLDERS' EQUITY

       Short-term loans and current maturities
          of long-term debt                         $ 14,238            $16,981
       Trade payables                                  6,112              3,710
       Other liabilities and accrued expenses         20,946             25,131
       Deferred revenue                                3,172              3,976
                                                  ----------        -----------
       TOTAL CURRENT LIABILITIES                      42,870             51,396
                                                  ----------        -----------


       Long-term debt and other liabilities            7,433              7,669
       Redeemable shares in a subsidiary              10,441             14,675
       Shareholders' equity                           13,377             18,896
                                                  ----------        -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $ 74,357            $92,400
                                                  ==========        ===========

Note: Certain prior year's amounts have been reclassified to conform with c urrent year presentation

                                      # # #

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                     SAPIENS INTERNATIONAL CORPORATION N.V.
                                                  (Registrant)




Date: July 31, 2001                              By:
                                                    ------------------------
                                                    Steve Kronengold
                                                    General Counsel